Exhibit 1.01

Conflict Minerals Report

Citrix Systems, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (collectively, the “Conflict Minerals Rule”).

Unless the context indicates otherwise, the terms “we,” “its,” “us,” and “our” refer to Citrix Systems, Inc. and its consolidated subsidiaries. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. In particular, statements contained in this document that are not historical facts, including, but not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups, constitute forward-looking statements and are made under the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, whether smelters and refiners and other market participants responsibly source Conflict Minerals and political and regulatory developments, whether in the Democratic Republic of the Congo (the “DRC”) region, the United States or elsewhere. We caution readers not to place undue reliance on any forward-looking statements, which only speak as of the date made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Applicability of the Conflict Minerals Rule to Our Company

Citrix is leading the transition to software-defining the workplace, uniting virtualization, mobility management, networking and SaaS solutions to enable new ways for businesses and people to work better. Citrix solutions power business mobility through secure, mobile workspaces that provide people with instant access to apps, desktops, data and communications on any device, over any network or cloud. Most of our products consist solely of software and do not contain a physical component and therefore do not contain Conflict Minerals. Accordingly, substantially all of our products are out of scope for purposes of the Conflict Minerals Rule.

Although substantially all of our products are out of scope for purposes of the Conflict Minerals Rule, we identified a limited number of hardware components with necessary Conflict Minerals content in the physical delivery networks products that we contracted to manufacture in 2014. These products are therefore in-scope for purposes of our compliance with the Conflict Minerals Rule. We did not directly source the Conflict Minerals in these physical in-scope products, and we make no purchases from mines in the DRC or any of its adjoining countries or from any smelters or refiners. We believe that we are in most cases many levels removed from such mines, smelters or refiners. The Conflict Minerals were sourced, either directly or indirectly, by the manufacturers of the in-scope products. We therefore have limited influence over the sourcing of the Conflict Minerals in our in-scope products. In addition, for these reasons, we depend upon our contract manufacturers for information concerning the origin of the Conflict Minerals contained in our in-scope products. Through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals policy (which is discussed below under “Our Conflict Minerals Policy”), promote transparency and traceability and encourage conflict free sourcing in our supply chain.

For 2014, we were unable to determine the origin of at least a portion of the Conflict Minerals that were necessary to the functionality or production of each of our in-scope physical delivery networks products that we contracted to manufacture. None of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. However, we did not conclude that any of our products were “DRC conflict free.” The terms “adjoining country,” “armed group,” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule. Smelter, refiner and country of origin information for 2014 is provided under “Product Information” below.

Our Conflict Minerals Policy

We have adopted a company policy relating to Conflict Minerals (the “Conflict Minerals Policy”). The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	adopt a policy of responsible sourcing of minerals and pass this requirement through their supply chain;

2.	implement due diligence processes to support that policy;

3.	source minerals from socially responsible suppliers; and

4.	provide us all information we may request regarding the sourcing of minerals in products supplied to us.

The Conflict Minerals Policy indicates that, if we become aware of a supplier who is not in compliance with the foregoing expectations, then we will take appropriate action to remedy the situation, including reassessment of supplier relationships.

Our Conflict Minerals Policy also contains a mechanism for employees, suppliers and other interested parties to report violations of the policy electronically.

Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2014, we conducted a “reasonable country of origin inquiry.” Our outreach included, with respect to the products that we contracted to manufacture, all of those suppliers (the “Suppliers”) that we identified as having provided us with components, parts or products that contain Conflict Minerals or that we believe may have provided us with components, parts or products that contain Conflict Minerals. In connection with our scoping determination, we looked at product specifications, made supplier inquiries and utilized other information known to us regarding the materials composition of our products.

For 2014, the Suppliers identified to us 113 smelters and refiners that processed or may have processed the necessary Conflict Minerals contained in our in-scope products. Based on our reasonable country of origin inquiry, we concluded that 45 of these smelters and refiners sourced entirely from outside of the DRC and its adjoining countries, including from recycled or scrap sources, as described under “Product Information — Smelter, Refiner and Country of Origin Information.” Our conclusion was based on information provided by the Conflict-Free Sourcing Initiative (the “CFSI”) to its members.

Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2014. These due diligence efforts are discussed below.

For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence.

Due Diligence Framework

We utilize due diligence measures relating to Conflict Minerals that are intended to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the elements of the program that we have put in place to help ensure that the Conflict Minerals contained in our products are responsibly sourced. Selected due diligence measures that we took in respect of 2014 are discussed under “Due Diligence Program Execution.”

Compliance Team

In support of our compliance efforts, we have a Conflict Minerals Reporting Oversight Committee (the “Committee”) that is charged with overseeing, implementing and providing feedback on our Conflict Minerals compliance strategy. The Committee consists of senior staff under our Chief Operating Officer and Chief Financial Officer. Corporate citizenship, finance, legal and supply chain management are represented on the Committee. The members of the Committee and selected other internal personnel are trained on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

The Committee is supplemented by outside professionals. We utilize specialist outside counsel to advise us on certain aspects of our compliance. We also utilize a third-party to help us gather data from some suppliers.

Conflict Minerals Policy; Reporting Mechanism

As described above under “Our Conflict Minerals Policy,” we adopted the Conflict Minerals Policy. We communicate the Conflict Minerals Policy internally to selected employees. The Conflict Minerals Policy also is communicated to direct suppliers and certain tier 2 suppliers with whom we have a direct relationship and that we determine to potentially be in-scope for purposes of our compliance. In addition, the Conflict Minerals Policy is posted on our website.

Our Conflict Minerals Policy contains a mechanism for employees, suppliers and other interested parties to report violations of the policy electronically.

Records Storage and Retention

We have an internal electronic database for the maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions. As contemplated by the OECD Guidance, our policy requires the maintenance of these records for at least five years.

Contract Terms With Suppliers

We have developed a contract addendum (the “Contract Addendum”) requiring relevant suppliers to agree to, among other things, (1) maintain, record and provide to us on request, traceability data and other information that we may request in order to facilitate our compliance with the Conflict Minerals Rule, (2) comply with our Conflict Minerals Policy, and (3) adopt and maintain policies, due diligence frameworks and management systems that enable us to comply with our obligations under the Conflict Minerals Rule. The Contract Addendum was sent to suppliers with whom we already had contracts at the time that the addendum was developed and is included in new proposed contracts as determined to be appropriate by our legal department.

Identification, Assessment and Internal Reporting of Supply Chain Risk

Following our scoping determination, we request that relevant suppliers provide us with information concerning the usage and source of the Conflict Minerals in their in-scope products by submitting to us a completed copy of the Conflict Minerals Reporting Template developed by the CFSI, which is an initiative of the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative. If a supplier does not respond within the requested time frame, we, or one of our tier 1 third-party manufacturers on our behalf, follows up with the supplier.

After we receive back the Conflict Minerals Reporting Template responses from suppliers, we review the responses. We, or one of our tier 1 third-party manufacturers on our behalf, follows up with suppliers that do not fully complete the Conflict Minerals Reporting Template or that submit a response that we determine contained errors or inaccuracies. If a supplier does not fully complete the Conflict Minerals Reporting Template or if we determine that the response contained errors or inaccuracies, we or the third-party manufacturer on our behalf requests that the supplier submit a revised response.

If a completed Conflict Minerals Reporting Template indicates a smelter or refiner, we review this information against the Standard Smelter Names tab of the Conflict Minerals Reporting Template, the list of known processing facilities published by the U.S. Department of Commerce (the “Commerce Department List”) and the lists of “compliant” and “active” smelters and refiners published by the CFSI, as well as the country of origin information made available by the CFSI to its members. If an indicated smelter or refiner is not listed on the Standard Smelter Names tab or the Commerce Department List or listed as compliant by an independent third-party, as applicable, we consult public online information, request the assistance of our supplier or contact the listed entity to attempt to determine whether that entity was actually a smelter or refiner, the mine or location of origin of the Conflict Minerals processed by the smelter or refiner and whether it is known to obtain Conflict Minerals from sources that directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.

Based on the information furnished by the suppliers and other information known to us, we assess the risks of adverse impacts. The Committee also reports the findings of its supply chain risk assessment to our Chief Operating Officer and Chief Financial Officer, Senior Vice President and General Counsel and our internal management Disclosure Committee.

We determine on a case-by-case basis the appropriate risk mitigation strategy for any identified risks of a violation of our Conflict Minerals Policy. Potential outcomes under our risk mitigation strategy include continuing to work with the supplier while risks are addressed or reassessing the relationship with the supplier. Under our risk mitigation strategy, to the extent that risks that require mitigation are identified, if applicable, we will adopt procedures for monitoring and tracking the performance of the risk mitigation efforts and for reporting these efforts back to appropriate senior oversight personnel. Under our procedures, we also will undertake additional fact and risk assessments, as determined by the Committee, for risks that require mitigation or after a change of circumstances.

Independent Third-party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

To the extent that smelters or refiners are identified, we utilize information made available by the CFSI concerning independent third-party audits of smelters and refiners. We are an EICC member, of which the CFSI is an initiative.

Report on Supply Chain Due Diligence

We file a Form SD, and to the extent required a Conflict Minerals Report, with the Securities and Exchange Commission and make these filings available on our corporate website.

Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence, we performed the due diligence measures discussed below for 2014. These are not all of the measures that we took in furtherance of our Conflict Minerals compliance program and pursuant to the Conflict Minerals Rule and the OECD Guidance. For a discussion of the design of our due diligence measures, see “Due Diligence Framework.”

1.	We sent requests to the Suppliers to provide us with a completed Conflict Minerals Reporting Template. We requested that the Suppliers furnish us with a completed template at the product level. We followed up by email or phone with the Suppliers that did not provide a response within the specified time frame. Some of the requests were sent, and follow-up was performed on our behalf, by one of our tier 1 third-party manufacturers.

2.	We reviewed the completed responses received from the Suppliers for incomplete responses, potential errors, inaccuracies and other potential issues.

3.	We reviewed the smelters and refiners identified to us by the Suppliers against those contained on the Standard Smelter Names tab of the Conflict Minerals Reporting Template and the Commerce Department List. To the extent not on either of those lists, we (a) requested that the Supplier confirm that the listed entity is a smelter or refiner, (b) consulted publicly available online information to attempt to determine whether the identified entity was a smelter or refiner or (c) attempted to contact the listed entity.

4.	With respect to those responses that identified a smelter or refiner, we also reviewed that information against the lists of compliant and active smelters and refiners and country of origin information published by the CFSI or made available by it to its members. 90 of the identified smelters and refiners were listed as compliant by the CFSI as of April 30, 2015 and 18 were listed as active.

5.	To the extent that a smelter or refiner identified by a Supplier was not listed as compliant by the CFSI, we searched online public information to attempt to determine the mine or location of origin of the Conflict Minerals processed by the smelter or refiner and whether it is known to obtain Conflict Minerals from sources that directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.

6.	The Committee reported the findings of its supply chain risk assessment to our Chief Operating Officer and Chief Financial Officer; Senior Vice President and General Counsel; and our internal management Disclosure Committee.

7.	We are members of the EICC; its affiliated entity, the CFSI, coordinates independent third-party audits of smelters and refiners on behalf of its membership.

Product Information

For 2014, we were unable to determine the origin of at least a portion of the necessary Conflict Minerals in each of our in-scope physical delivery networks products. These were our only in-scope products. Most of our products consist solely of software and do not contain a physical component, and therefore do not contain Conflict Minerals. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

For 2014, none of the Conflict Minerals in our in-scope products were determined by us to have directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country. An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country. However, we did not conclude that any of our products were “DRC conflict free.”

Smelter, Refiner and Country of Origin Information

The Suppliers identified to us the facilities listed below that may have processed necessary Conflict Minerals contained in our in-scope products during 2014. As of April 30, 2015, these facilities were not listed as compliant or active by the CFSI. The Suppliers identified to us an additional 108 smelters and refiners, 90 of which were listed as compliant as of April 30, 2015 and 18 of which were listed as active.

The smelters and refiners identified to us by the Suppliers may not be all of the smelters and refiners that were in our supply chain during 2014, since the Suppliers were not able to obtain smelter and refiner information from all of their direct and indirect suppliers, and since we did not receive responses from all of the Suppliers.

Smelter and Refiner Information (1)

Gold
Chugai Mining

Tin
Gejiu Zi-Li
Huichang Jinshunda Tin Co. Ltd.
PT Koba Tin
PT Tambang Timah

(1)	We note the following in connection with the information contained in the foregoing list:

(a)	The smelters and refiners listed above were identified to us by the Suppliers as being part of our 2014 supply chain. However, not all of the included smelters and refiners may have processed necessary Conflict Minerals contained in our in-scope products. Some Suppliers may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers, due to errors or for other reasons.

(b)	The listed smelters and refiners only include those reported entities that were listed on the Standard Smelter Names tab of the Conflict Minerals Reporting Template or the Commerce Department List because those are the only reported entities that we were able to determine were smelters or refiners.

(c)	See the narrative preceding the table for certain information concerning compliant and active smelters and refiners that were identified to us by the Suppliers.

We have endeavored to determine the mine or location of origin of the Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with completed Conflict Minerals Reporting Templates and through the flow-down provisions contained in the Conflict Minerals Policy. Where a smelter or refiner has been identified, we also have reviewed public online information and information made available by the CFSI to its members, to the extent available, to try to determine the mine or location of origin.

The countries of origin of the Conflict Minerals processed by the compliant smelters and refiners identified to us by the Suppliers may have included the countries listed below. The listed countries of origin are derived from information made available by the CFSI to its members. Except for the DRC, the CFSI does not indicate individual countries of origin of the Conflict Minerals processed by compliant smelters and refiners. Instead, the CFSI indicates country of origin by category. The identified compliant smelters and refiners were in each of the categories below:

L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export of from these regions of Conflict Minerals: Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Colombia, Cote d’Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Namibia, Mongolia, Myanmar, Netherlands, Nigeria, Peru, Portugal, Republic of Korea, Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States, Vietnam and Zimbabwe.

L2 – Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing Conflict Minerals: Kenya, Mozambique and South Africa.

L3 – The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania and Zambia.

DRC – The Democratic Republic of the Congo.

Alternatively, some of the Conflict Minerals processed by the Compliant smelters and refiners may have originated from recycled or scrap sources.

Because the CFSI does not indicate individual countries of origin of the Conflict Minerals processed by compliant smelters and refiners (other than the DRC), we were not able to determine the countries of origin of the Conflict Minerals processed by the identified compliant smelters and refiners with greater specificity, and certain of the compliant smelters and refiners sourced from more than one region listed above and/or from recycled or scrap sources. In addition, for some of the identified compliant smelters and refiners, origin information is not disclosed by the CFSI. We did not determine the countries of origin of the Conflict Minerals processed by the active smelters and refiners identified by the Suppliers or the smelters and refiners listed in the table above.

As noted earlier in this Conflict Minerals Report, based on our reasonable country of origin inquiry, we concluded that 45 of the compliant smelters and refiners identified by the Suppliers sourced entirely from outside of the DRC and its adjoining countries, including from recycled or scrap sources.

Due Diligence Improvement Measures

We intend to further improve due diligence measures in 2015 in order to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups by taking the following steps, among others:

•	Using Revision 4.0 of the Conflict Minerals Reporting Template for our 2015 supplier outreach;

•	Continuing to encourage Suppliers that provided company level information for 2014 to provide product level information for 2015 through ongoing outreach with these Suppliers;

•	Continuing to engage with Suppliers that provided incomplete responses or that did not provide responses for 2014 to help ensure that they provide requested information for 2015; and

•	Communicating our sourcing expectations to any new supplier in 2015, including providing the supplier with a copy of the Conflict Minerals Policy.